                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1997


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Defined Contribution Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1998

      UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
         Statement of Net Assets Available for Benefits With Fund Information
                                December 31, 1997



                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $2,300,279  $          -  $           -  $    3,135  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -        19,401              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -          3,871           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -         11,614           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -       2,566
      Daily International Equity Index Fund            -           -             -              -       3,009          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -    278,575           -
   Shares of respective registered
     investment companies                              -           -             -              -           -          -       7,389

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              4,831,402           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -      4,183           -
               Total Investments               4,831,402   2,300,279        19,401         15,485       8,710    282,758       7,389

  Plan receivables                                 8,175       1,731            23              2          50      1,087           5
               Total Assets                    4,839,577   2,302,010        19,424         15,487       8,760    283,845       7,394

Liabilities:
  Accrued liabilities                                  -           -             -              -           -      1,800           -
               Total Liabilities                       -           -             -              -           -      1,800           -

Net Assets Available for Benefits             $4,839,577  $2,302,010  $     19,424  $      15,487  $    8,760  $ 282,045  $    7,394

Units of participation                           784,372     109,515         1,605          1,471       3,681     23,348         254

Unit value                                    $     6.17  $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.
/TABLE

      UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
      Statement of Net Assets Available for Benefits With Fund Information
                                December 31, 1997

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund        Fund    Fund, Inc.


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                        127,199      16,760        51,632         18,826     126,959     65,644      10,830

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                 127,199      16,760        51,632         18,826     126,959     65,644      10,830

  Plan receivables                                   261          65            65              -         117         68          12
               Total Assets                      127,460      16,825        51,697         18,826     127,076     65,712      10,842

Liabilities:
  Accrued liabilities                                  -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $  127,460  $   16,825  $     51,697  $      18,826  $  127,076  $  65,712  $   10,842

Units of participation                             3,345         860         1,109            749       5,005      1,338         426

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.
/TABLE

      UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
      Statement of Net Assets Available for Benefits With Fund Information
                                December 31, 1997

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund I      Trust I       Total

Assets:
Investments, at fair value:
  Beneficial interests in Bankers Trust
    Company Pyramid:
     Large Capitalization Equity Index Fund   $        -  $        -  $  2,303,414
     Russell 2000 Equity Index Fund                    -           -        19,401
     Daily Japanese Equity Index Fund                  -           -         3,871
     Daily Non Japanese Equity Index Fund              -           -        11,614
     Government/Corporate Fixed Income
       Index Fund                                      -           -         2,566
     Daily International Equity Index Fund             -           -         3,009
  United Technologies Corporation Common
    Stock                                              -           -       278,575
  Shares of respective registered
    investment companies                          32,842      12,530       470,611

   Investments, at contract value or cost:
    Beneficial interests in investment
      contracts, at contract value                     -           -     4,831,402
    Temporary investments, at cost plus
      accrued interest                                 -           -         4,183
               Total Investments                  32,842      12,530     7,928,646

  Plan receivables                                    12           -        11,673
               Total Assets                       32,854      12,530     7,940,319

Liabilities:
  Accrued liabilities                                  -           -         1,800
               Total Liabilities                       -           -         1,800

Net Assets Available for Benefits             $   32,854  $   12,530  $  7,938,519

Units of participation                             3,302         968

Unit value                                    $     9.95  $    12.94

The accompanying notes are an integral part of these financial statements.
/TABLE

      UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
      Statement of Net Assets Available for Benefits With Fund Information
                                December 31, 1996

                                                Income      Equity     UTC Common
                                                 Fund        Fund      Stock Fund     Global Fund     Total


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Government/Corporate Fixed Income
        Index Fund                            $        -  $        -  $          -  $         598  $      598
      Large Capitalization Equity Index Fund           -   1,886,841             -            697   1,887,538
      Daily International Equity Index Fund            -           -             -            972         972
   United Technologies Corporation Common
    Stock                                              -           -       111,182              -     111,182

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              5,006,173           -             -              -   5,006,173
   Temporary investments, at cost plus
     accrued interest                                210           -            11              -         221
               Total Investments               5,006,383   1,886,841       111,193          2,267   7,006,684

  Plan receivables                                 1,402           -         2,109              -       3,511
               Total Assets                    5,007,785   1,886,841       113,302          2,267   7,010,195

Liabilities:
  Accrued liabilities                             16,559      32,564         3,315             61      52,499
               Total Liabilities                  16,559      32,564         3,315             61      52,499

Net Assets Available for Benefits             $4,991,226  $1,854,277  $    109,987  $       2,206  $6,957,696

Units of participation                           874,078     117,700        10,153          1,067

Unit value                                    $     5.71  $    15.75  $      10.83  $        2.07

The accompanying notes are an integral part of these financial statements.
/TABLE

      UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
 Statement of Changes in Net Assets Available for Benefits With Fund Information
                         Period Ended December 31, 1997


                                                                         Small                                    UTC      INVESCO
                                                                        Company     International               Common      Total
                                                Income      Equity    Stock Index   Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $        -  $  574,275  $      3,033  $       (619)  $      903  $   3,631  $      714
  Interest                                       365,249           -             -             -            -          -           -
  Dividends                                            -           -             -             -            -          -         278
               Total Investment Income           365,249     574,275         3,033          (619)         903      3,631         992

Contributions:
  Participants'                                  146,443      69,791           303           509        1,691     16,731          22
  Employer's                                     296,021      66,398           269           498        1,916     14,056          32
               Total Contributions               442,464     136,189           572         1,007        3,607     30,787          54


Deductions from net assets attributed to:

  Distributions to participants                  506,794     113,066             -           406        1,115      4,303           -
  Administrative expenses                              -           -             -             -            -          -           -
               Total Deductions                  506,794     113,066             -           406        1,115      4,303           -

Net increase / (decrease) prior to transfers     300,919     597,398         3,605           (18)       3,395     30,115       1,046

Inter-fund transfers                            (452,568)   (149,665)       15,819        15,505        3,159    141,943       6,348

Net increase / (decrease)                       (151,649)    447,733        19,424        15,487        6,554    172,058       7,394

Net Assets Available for Benefits
  December 31, 1996                            4,991,226   1,854,277             -             -        2,206    109,987           -

Net Assets Available for Benefits
  December 31, 1997                           $4,839,577  $2,302,010  $     19,424  $     15,487   $    8,760  $ 282,045  $    7,394

The accompanying notes are an integral part of these financial statements.
/TABLE

                UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997

                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &    Fund for                 Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $   12,810  $     178   $      2,169  $       1,156  $    3,829  $   8,113  $    (615)
  Interest                                             -          -              -              -           -          -          -
  Dividends                                        4,773      2,190          4,244          1,014           -      1,418      1,081
               Total Investment Income            17,583      2,368          6,413          2,170       3,829      9,531        466

Contributions:
  Participants'                                    7,105      1,135          2,733          1,201      10,319      3,207      1,562
  Employer's                                       4,539      1,233          1,599            583       6,927      1,942      1,008
               Total Contributions                11,644      2,368          4,332          1,784      17,246      5,149      2,570


Deductions from net assets attributed to:

  Distributions to participants                    5,832      8,509          6,232              -      17,050      4,945          -
  Administrative expenses                              -          -              -              2           -          -          -
               Total Deductions                    5,832      8,509          6,232              2      17,050      4,945          -

Net increase / (decrease) prior to transfers      23,395     (3,773)         4,513          3,952       4,025      9,735      3,036

Inter-fund transfers                             104,065     20,598         47,184         14,874     123,051     55,977      7,806

Net increase / (decrease)                        127,460     16,825         51,697         18,826     127,076     65,712     10,842

Net Assets Available for Benefits
  December 31, 1996                                    -          -              -              -           -          -          -

Net Assets Available for Benefits
  December 31, 1997                           $  127,460  $  16,825   $     51,697  $      18,826  $  127,076  $  65,712  $  10,842

The accompanying notes are an integral part of these financial statements.
/TABLE

                 UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997

                                                            Templeton
                                               Templeton   Developing
                                                Foreign     Markets
                                                 Fund I      Trust I       Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $   (3,358) $   (4,180)  $    602,039
  Interest                                             -           -        365,249
  Dividends                                        3,508         866         19,372
               Total Investment Income               150      (3,314)       986,660

Contributions:
  Participants'                                      959         725        264,436
  Employer's                                         623         337        397,981
               Total Contributions                 1,582       1,062        662,417


Deductions from net assets attributed to:

  Distributions to participants                        -           -        668,252
  Administrative expenses                              -           -              2
               Total Deductions                        -           -        668,254

Net increase / (decrease) prior to
  transfers                                        1,732      (2,252)       980,823

Inter-fund transfers                              31,122      14,782              -

Net increase / (decrease)                         32,854      12,530        980,823

Net Assets Available for Benefits
  December 31, 1996                                    -           -      6,957,696

Net Assets Available for Benefits
  December 31, 1997                           $   32,854  $   12,530   $  7,938,519

The accompanying notes are an integral part of these financial statements.
/TABLE

                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation (UTC) Defined Contribution Retirement Plan (the Plan) is a defined contribution savings and money purchase plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees of UTC and certain of its subsidiaries may participate after completing one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. The employer makes contributions for each participant up to 3.5 percent of the participant's compensation. In addition, certain participants may elect to contribute, through payroll deductions, between 1 and 12 percent of their total compensation with up to the first 4 percent of each participant's contribution being matched 50 percent by the employer. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1997, approximately $1,300 of forfeitures were used to fund employer contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. As of January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities.

Investment Options. On January 1, 1997, investment options increased to sixteen from the previous four. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.  See
  Note 3.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe,

  Australia and the Far East), and the Lehman Brothers Government/Corporate
  Index.

 . The UTC Common Stock Fund consists principally of 3,826 and 1,678 shares of
  UTC Common Stock at December 31, 1997 and 1996, respectively.

 . The INVESCO Total Return Fund invests in shares of a registered investment company that principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio invests in shares of a registered investment company that principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income invests in shares of a registered investment company that principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund invests in shares of a registered investment company that principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The Fidelity Low-Priced Stock Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to be undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The Putnam New Opportunities Fund invests in shares of a registered investment company that principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc. invests in shares of a registered investment company that invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund I invests in shares of a registered investment company that principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton Developing Markets Trust I invests in shares of a registered investment company that principally invests in equity securities of companies in developing countries.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. There were no distributions in common stock for the period ended December 31, 1997.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1997, the Plan's interest in the Master Trust comprised 941,348 units of the 1,012,560,383 total units of participation, or 0.09%. At December 31, 1996, the Plan's interest in the Master Trust comprised 1,002,998 units of the total 1,062,864,802 units of participation, or 0.09%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeper fees were paid directly by the employer in 1997. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1997 and 1996 were 8.1% and 7.5%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                                 December 31, December 31,
                                                           1997         1996
CIGNA                                                  $ 1,456,404  $  1,512,307
Aetna                                                      437,582       457,815
Travelers                                                  367,509       388,845
Prudential                                                 231,133       236,966
Metropolitan Life                                          780,096       782,764
                                                       $ 3,272,724  $  3,378,697

Amount of the contracts allocable to the Plan          $     4,831  $      5,006
/TABLE

NOTE 4 - FUNDING POLICY

The Corporation funds its obligation to the plan on a monthly basis. At December 31, 1997, the minimum funding requirements under ERISA have been met.


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

                                                     December 31,
                                                    1997        1996
Net assets available for benefits
  per the financial statements                 $7,938,519   $6,957,696
Amounts allocated to participant
  withdrawals                                           -     (150,301)
Net assets available for benefits
  per Form 5500                                $7,938,519   $6,807,395


                                                            Year Ended
                                                           December 31,
                                                               1997
Benefits paid to participants per the
  financial statements                                      $  668,252
Add: Amounts allocated to participant
  withdrawals at December 31, 1997                                   -
Less: Amounts allocated to participant
  withdrawals at December 31, 1996                            (150,301)
Benefits paid to participants per Form
  5500                                                      $  517,951

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          UNITED TECHNOLOGIES CORPORATION
                          DEFINED CONTRIBUTION RETIREMENT PLAN



Dated:  June 26, 1998     By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human
                               Resources Systems
                            United Technologies Corporation